Exhibit 4.28

March 20, 2024

Dear June(Yingjuan Lu),

I am thrilled to share with you that, in recognition of your exceptional dedication, expertise, and contributions to BeyondSpring, you have been promoted to Chief Scientific Officer (CSO) which will be effective from April 1, 2024. This is a significant milestone in your career with us, marking the beginning of a new chapter filled with promise and potential.

As Chief Scientific Officer, you will lead our scientific strategy, drive innovation, and continue to foster the development of groundbreaking treatments that reflect the core mission of BeyondSpring.

From April1, 2024, we are pleased to adjust your compensation to $260,000 (annual base), reflecting our confidence in your ability to significantly contribute to BeyondSpring's continued growth and success. This package acknowledges your remarkable efforts, including the successful completion of our MD Anderson paper submission, which continues to be a pivotal project under your guidance.

In addition, we will recommend that BeyondSpring Inc. (the “Parent”) grant to you a stock option to purchase 50,000 shares of the common stock of Parent, subject to and conditioned upon your commencement of employment with the Company, and effective on your effective date. The share option will vest over 4 years at the rate of 25% per year on the first through fourth anniversary of the effective date and will have an exercise price as specified in the Share Option Agreement. The share option shall otherwise be granted on the terms, and subject to the conditions, of the BeyondSpring Inc. 2017 Omnibus Incentive Plan (the “Plan”) and form of stock option agreement provided by the Company and signed by you (together with the Plan, the “Share Option Agreement”), it being understood that such grant shall be conditioned upon your execution of the Share Option Agreement.

Congratulations on your well-deserved promotion! We look forward to your continued leadership and contributions as a key member of the executive team.

Best regards,

/s/ Lan Huang

Lan Huang

CEO & Co-Founder

BeyondSpring Pharmaceuticals, Inc

BeyondSpring Pharmaceuticals, Inc. | 100 Campus Drive, STE 410 | Florham Park, NJ 07932 Main Tel: (646) 305-6387

www.beyondspringpharma.com